UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |X| Form 10-K |_| Form 20-F  |_| Form 11-K |_| Form 10-QSB
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

             For Period Ended: June 30, 2008

             |_| Transition Report on Form 10-K

             |_| Transition Report on Form 20-F

             |_| Transition Report on Form 11-K

             |_| Transition Report on Form 10-Q

             |_| Transition Report on Form N-SAR

             For the Transition Period Ended:___________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

SouthPeak Interactive Corporation
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Full Name of registrant

Not Applicable
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Former Name if Applicable

2900 Polo Parkway
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Address of Principal Executive Office (Street and Number)

Midlothian, Virginia 23113
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City, State and Zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has preliminarily completed its financial statements for the fiscal year ended June 30, 2008. However, due to time constraints and the requirements to account for and report with respect to the acquisition of its operating company as completed during the fourth quarter of fiscal year 2008, the registrant continues to review with its auditors and the board of directors such financial statements and accompanying footnotes, together with the discussion and analysis of management. Because of this necessary review, there was insufficient time to provide for timely filing of the registrant's Form 10-K. The registrant intends to file the prescribed report within the allowed extension period.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification

      Melanie Mroz                (804)                       378-5100
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         (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                                                                  Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
                                                                  Yes |_| No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        SouthPeak Interactive Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2008             /s/ Melanie Mroz
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                                     By: Melanie Mroz
                                     Title:Chief Executive Officer and President